SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                            (Amendment No. ________)

                            Schick Technologies, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                    806683108
                        --------------------------------
                                 (CUSIP Number)

                               Zvi N. Raskin, Esq.
                            Schick Technologies, Inc.
                                31-00 47th Avenue
                        Long Island City, New York 11101
                                 (718) 482-2163
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 1999
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                                  SCHEDULE 13D
                                  ------------

CUSIP No.    806683108
----------------------

1.   NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Allen Schick

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |X|
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
                               7.   SOLE VOTING POWER
              NUMBER OF             535,624 shares of Common Stock
               SHARES          8.   SHARED VOTING POWER
            BENEFICIALLY            0
              OWNED BY         9.   SOLE DISPOSITIVE POWER
                EACH                535,624 shares of Common Stock
              REPORTING        10.  SHARED DISPOSITIVE POWER
               PERSON               0
                WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     535,624 shares of Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.32%

14.  TYPE OF REPORTING PERSON

              *IN

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Item 1. Security and Issuer

     The securities to which this Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Schick Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 31-00 47 th Avenue, Long Island City, New York 11101.

Item 2. Identity and Background

     (a-c) The person (the "Reporting Person") filing this statement is Allen Schick. The Reporting Person's address is 1222 Woodside Parkway, Silver Spring, Maryland 20910. The Reporting Person's principal occupation is serving as a Professor at the University of Maryland, College Park, Maryland 20742 and as a Director of the Issuer.

     (d-e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. The transaction giving rise to the filing of this Statement did not involve the purchase of Common Stock by the Reporting Person.

Item 4. Purpose of the Transaction

     The Issuer has entered into a Loan Agreement (the "Loan Agreement"), dated as of December 27, 1999, by and between the Issuer and Greystone Funding Corporation , a corporation organized under the laws of the Commonwealth of Virginia ("Greystone"). The Loan Agreement provides for a credit facility up to a maximum of $7.5 million (the "Line of Credit").

     In consideration of Greystone's entering into this transaction, Schick agreed to issue to Greystone or its designees warrants to purchase 3,000,000 shares of Common Stock at an exercise price of $0.75 per share. The Loan Agreement also provides for Schick to issue to Greystone or its designees warrants to purchase two shares of Common Stock for all advances under the credit facility above $1,000,000.

     In addition, the Issuer and Greystone entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Greystone purchased from the Issuer shares of capital stock of Photobit Corporation ("Photobit") subject to a right of first refusal held by Photobit and its founders.

     Pursuant to the Stock Purchase Agreement, Schick agreed to issued to Greystone or its designees warrants to purchase 2,000,000 shares of Common Stock at an exercise price of $0.75 per share.

     On December 27, 1999, Schick issued to Greystone warrants to purchase 2,850,000 shares of Common Stock pursuant to the Loan Agreement and warrants to purchase 1,900,000 shares of Common Stock pursuant to the Stock Purchase Agreement. Greystone directed Schick to issue to Jeffrey T. Slovin warrants to purchase 150,000 shares that Greystone was due to receive pursuant to the Loan Agreement and warrants to purchase 100,000 shares that it was due to receive pursuant to the Purchase Agreement.

     All warrants owned by Greystone and Mr. Slovin will be returned to Schick in the event that its senior lender does not consent to the creation of a second lien on certain of Schick's assets on or before February 15, 2000. In addition, under certain circumstances Greystone may be required to return certain of its warrants if it refused to make Advances under the line of credit.

     The number of shares of the Issuer's Common Stock deliverable upon exercise of the Warrants, and the exercise price thereof, are subject to adjustment as provided in the Warrants.

     In connection with, and as a condition to, the Loan Agreement, on December 27, 1999 the Reporting Person entered into a Stockholders' Agreement (the "Stockholders Agreement") dated as of December 27, 1999 (which is FILED AS Exhibit 1 hereto) by and among the Issuer, Greystone, the Reporting Person and David B. Schick, the Reporting Person's son (David Schick, together with the Reporting Person, are collectively referred to herein as the "Stockholders") pursuant to which, among other things,
(i) the Stockholders agree to vote shares of Common Stock they or family members or certain affiliates own or which the Stockholders control (the "Stockholder Shares") as necessary to cause the Issuer's Board of Directors (the "Board") to consist of a minimum of six members or such other number as required by the Loan Agreement; (ii) the Stockholders agree to vote the Stockholder Shares in favor of the election or reelection of designees of Greystone for the number of seats on the Board (initially two) as provided in the Loan Agreement; (iii) the Stockholders agree to take action and vote to appoint a Greystone designee to fill any vacancy on the Board by reason of the death, resignation or removal of a Greystone designee; (iv) the Stockholders agree not to vote Stockholder Shares to remove a Greystone designee from the Board; (v) each Stockholder who is a director of the Issuer agrees, in his capacity as director (and subject to his fiduciary duties), to cause Jeffrey Slovin to hold the office of President of Issuer and to vote as provided in clauses (i) through (iv) above.

     The Loan Agreement requires the Issuer to present at the next annual stockholders' meeting, for a vote by the stockholders, a proposal to increase the number of shares authorized under the Issuer's 1996 Employee Stock Option Plan or establish a new stock option plan to authorize options to purchase an additional 750,000 shares of Common Stock. The Stockholders have agreed to vote all of their respective Stockholder Shares in favor of the stock option proposal and in favor of a proposal to increase the number of the Issuer's authorized shares.

     In connection with the Loan Agreement, the Board of Directors of the Issuer increased the size of the Board of Directors from three to five Directors. Two individuals designated by Greystone (Jeffrey T. Slovin and Robert R. Barolak) were then appointed by the Board of Directors to fill vacancies on the Board of Directors. In addition, pursuant to the Loan Agreement, Greystone will be permitted to designate additional directors to the Issuer's Board of Directors based upon the dollar amount advanced to Schick under the Line of Credit. If Greystone advances $6,000,000 or more, it will be entitled to appoint a majority of the seats on the Board of Directors.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, the Reporting Person does not have any plans or proposals (in his capacity as a stockholder of the Issuer) which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 535,624 shares of Common Stock, consisting of 488,324 shares owned jointly by the Reporting Person and his wife; 44,800 shares held by the Reporting Person as custodian for the minor children of David B. Schick (of which the Reporting Person disclaims beneficial ownership); and 2,500shares subject to stock options presently exercisable under the Issuer's 1997 Directors Stock Option Plan. Such holdings constitute beneficial ownership of approximately 5.32% of the outstanding shares of Common Stock, based on the 10,059,384 shares outstanding as of the date hereof.

     The Reporting Person, Greystone, David B. Schick and the Issuer are each party to the Stockholders' Agreement. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties thereto to act together for the purpose of voting and disposing of equity securities of the Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. The Reporting Person denies the existence of such a group and disclaims beneficial ownership of the securities held by any person other than by the Reporting Person.

     (b) The number of shares of Common Stock as to which the Reporting Person may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the best knowledge of the Reporting Person, except for the Stockholders' Agreement and options referred to in Item 4 herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the Common Stock, including but not limited to transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Exhibit 1   Stockholders' Agreement, dated as of December 27, 1999, by and among the Issuer, the Reporting Person, David B. Schick and Greystone Funding Corporation.

                                    Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

Date: January ____, 2000

                                        ------------------------------------
                                         Allen Schick